[Letterhead of Sullivan & Cromwell LLP]

June 7, 2013

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Corporación Andina de Fomento - Registration Statement under Schedule B

Ladies and Gentlemen:

On behalf of Corporación Andina de Fomento (“CAF”), we hereby transmit electronically for filing under the Securities Act of 1933, as amended, a Registration Statement of CAF under Schedule B (the “Registration Statement”), including exhibits thereto.

A copy of this letter and a complete copy of the Registration Statement is being sent to Ms. Ellie Bavaria in the Office of International Corporate Finance at the Securities and Exchange Commission.

If you should have any questions with respect to this filing, please do not hesitate to contact Paul McElroy at (202) 956-7550, or the undersigned at (202) 956-7510.

Sincerely,

/s/ Robert S. Risoleo

Robert S. Risoleo

(Enclosures)

cc:	Gabriel Felpeto

  Jacobo Kiriaty

  (Corporación Andina de Fomento)

  Paul McElroy

  (Sullivan & Cromwell LLP)